August 21, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (847) 484-4490

Mr. Norman H. Wesley
Fortune Brands Inc.
520 Lake Cook Road
Deerfield, IL 60015-5611

> **Re: Fortune Brands Inc.**
> **Definitive 14A**
> **Filed March 9, 2007**
> **File No. 001-09076**

Dear Mr. Wesley:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 17

1. The emphasis of your Compensation Discussion and Analysis should be an analysis of the elements and levels of compensation paid to the named executive officers. Throughout this section and as to each compensation element, please

provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. From a general standpoint, it appears that the Compensation Committee gives some weight to the extent to which compensation of your named executive officers compares to the companies against which you benchmark compensation. Yet, your disclosure also indicates that cash and equity awards are made on what appears to be a discretionary basis but that the Committee considers company performance when determining compensation packages. Your disclosure in this respect lacks sufficient quantitative or qualitative discussion of the analyses underlying the Committee's decisions to make compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. The Compensation Discussion and Analysis should explain and place in context why you chose to pay each element, how particular payout levels were determined, and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards. Please refer to Item 402(b)(1)(iv)-(vi) of Regulation S-K.

2. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation (particularly, stock options and annual incentive bonuses). Please disclose the specific items of company performance and the individual objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

3. We note that you provide a description of how company performance affects annual bonuses and equity-based awards; however, we note minimal analysis of the effect individual performance has on compensation awards. Please expand your disclosure to provide additional detail and analysis where relevant of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

4. We note that the Compensation Committee has discretion to adjust annual incentive bonuses on page 26 and elsewhere in the proxy. Please revise to state

whether or not such discretion was exercised.

5. If you set specific targets as a percentile of the benchmark companies for total or any individual element of compensation, please clearly disclose.

Summary Compensation Table, page 24

6. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1. of Commission Release No. 33-8732A. In this regard, we note disparities in Mr. Wesley's compensation as compared to that of the named executive officers. Given this, please provide a more detailed discussion of how and why Mr. Wesley's compensation differs from that of the other named executive officers.

7. We note your narrative on pages 26-27 regarding your Non-Equity Incentive Plan and your Long-Term Equity Incentive Plan. The contents of this disclosure, however, are more appropriately included as part of your disclosure on Compensation Discussion and Analysis. Please revise to include such disclosure as part of your Compensation Discussion and Analysis. Refer to Item 402(c) of Regulation S-K.

Potential Payments Upon Termination or Change-In-Control, page 32

8. Please revise to disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Please provide background in the Compensation Discussion and Analysis on how you arrived at and determined such appropriate levels, why you pay the amount stated and why you chose the triggers. Refer to Item 402(b)(1)(v) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel